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EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	1999	2000		2001		2002		2003
EARNINGS
Income from continuing operations before income from equity investees(1)	(103,360)	77,502		43,671		64,836		59,295
Add: Fixed Charges	25,974	33,283		34,409		36,157		42,622
Distributed income of equity investees	—	—		—		—		395
Subtract: Capitalized Interest	—	—		(153)		(773)		(524)

Total Earnings	(77,386)	110,785		77,927		100,220		101,788

FIXED CHARGES
Interest Expensed and Capitalized	21,139	28,691		29,235		29,830		35,750
Amortization of Debt Expense	2,201	2,051		2,667		3,676		3,787
Portion of rent expense related to interest (33%)	2,634	2,541		2,507		2,651		3,085

Total Fixed Charges	25,974	33,283		34,409		36,157		42,622

RATIO OF EARNINGS TO FIXED CHARGES(2)	—	3.33	x	2.26	x	2.77	x	2.39	x

(1)
The 1999 and 2000 periods include losses of $1.5 million and $15.1 million, respectively, related to early extinguishment of debt previously classified as extraordinary items. Effective with the FASB's issuance of SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections "in April 2002, such items are included in income from continuing operations.

(2)
In 1999 available earnings failed to cover fixed charges by $103.4 million.

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STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES